Exhibit 99.1

ASX Announcement Friday 25 November 2022

WELLTEQ DIGITAL HEALTH ANNOUNCES SHAREHOLDER APPROVAL OF AHI TAKEOVER

Advanced Human Imaging Ltd (ASX: AHI) (“NASDAQ: AHI”) is pleased to share today’s announcement by wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (the “Company” or “wellteq”), that holders of wellteq common shares (the “wellteq Shareholders”) have approved the plan of arrangement (the “Plan of Arrangement”) with AHI, whereby AHI will acquire all of the outstanding shares of wellteq (the “Transaction”) as announced in its market release dated 2 September 2022.

Closing of the Transaction is expected to occur in early December 2022, subject to obtaining a final order of the Supreme Court of British Columbia (the Court) and the satisfaction of other customary conditions. The hearing for approval of the final order by the Court is currently expected to take place on 30 November 2022.

Please see the accompanying release by wellteq detailing the meeting and outcomes.

This announcement has been approved by the board of Advanced Human Imaging Limited.

About Advanced Human Imaging Ltd.

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies. Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world’s first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world’s most comprehensive mobile-phone-based risk assessment tool culminating in:

Body dimension and composition assessment, Digital Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk. FaceScan using Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates. DermaScan, on-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma). Personalized therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavors to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information on Advanced Human Imaging go to www.ahi.tech

For more information contact:

Vlado Bosanac Co-Founder / Head of Strategy Advanced Human Imaging Ltd E: admin@ahi.tech	Simon Durack JP Company Secretary & CFO Advanced Human Imaging Ltd E: admin@ahi.tech

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@advancedhumanimaging.com

WELLTEQ DIGITAL HEALTH ANNOUNCES SHAREHOLDER

APPROVAL OF PLAN OF ARRANGEMENT WITH ADVANCED

HUMAN IMAGING

November 25, 2022, Vancouver, British Columbia: wellteq Digital Health Inc. (CSE: WTEQ) (OTCQB: WTEQF), (the “Company” or “wellteq”), announced today that holders of wellteq common shares (the “wellteq Shareholders”) have approved the plan of arrangement (the “Plan of Arrangement”) with Advanced Human Imaging Ltd (ASX, NASDAQ: AHI) (“AHI”), whereby AHI will acquire all of the outstanding shares of wellteq (the “Transaction”) as announced in its news release dated September 2, 2022.

At the special meeting of the wellteq Shareholders held on November 24, 2022 (the “Meeting”), the Plan of Arrangement was approved by 100% of the votes cast. Under the terms of the Plan of Arrangement, wellteq Shareholders will receive one AHI ordinary share (a “Consideration Share”) for every six wellteq common shares (a “wellteq Share”) held.

Registered wellteq Shareholders are reminded to complete, sign and return the letter of transmittal provided with the materials for the Meeting, together with the certificate(s) / DRS advice(s) representing their wellteq Shares as indicated in the letter of transmittal. Non-registered or beneficial wellteq Shareholders who hold their shares through a broker, investment dealer, nominee or other intermediary or depository (an “Intermediary”) should contact their Intermediary for instructions and assistance in depositing their wellteq Shares and receiving their Consideration Shares, and to confirm if their Intermediary has made arrangements for their Consideration Shares to be deposited into CHESS.

Closing of the Transaction is expected to occur in early December 2022, subject to obtaining a final order of the Supreme Court of British Columbia (the “Court”) and the satisfaction of other customary conditions. The hearing for approval of the final order by the Court is currently expected to take place on November 30, 2022. Following completion of the Transaction, wellteq intends to apply to have the wellteq Shares delisted from the Canadian Securities Exchange and to cease to be a reporting issuer. Additional information regarding the terms of the Transaction and the Plan of Arrangement are set forth in wellteq’s management information circular dated October 24, 2022, wellteq’s news release dated September 2, 2022 and the arrangement agreement between wellteq and AHI dated September 2, 2022, copies of which are available under wellteq’s profile at www.sedar.com.

About Advanced Human Imaging Ltd.

AHI delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies. Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world’s first on-device body dimensioning capability. AHI has developed and been issued global patents in all major markets, securing and bringing forth the next frontier in digitizing healthcare with a suite of componentized solutions.

www.wellteq.co

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop the world’s most comprehensive mobile-phone-based risk assessment tool culminating in:

Body dimension and composition assessment, Digital Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk. FaceScan using Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates. DermaScan, on-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma). Personalized therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution, all accessible on and via a smartphone. With these advanced technologies, AHI helps its partners escalate patients into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavors to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information on Advanced Human Imaging go to www.ahi.tech

About wellteq Digital Health Inc.

wellteq, incorporated under the laws of the Province of British Columbia, Canada, is a global digital health provider, empowering people to be healthier and happier by coaching lasting behaviour change by delivering a digital health platform to employers and insurance corporate customers, who in turn offer it to their employees and policy holders, respectively. wellteq provides the supportive behavioural change that coaches people through lifestyle improvements. wellteq brings together a team of real people, connected by a shared purpose: to coach the world to better health. To learn more, visit http://www.wellteq.co.

For more information, please contact:

Scott Montgomery, CEO of wellteq Digital Health Inc. at (604) 639-4529.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains information or statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are, but not always, identified by words such as “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward looking information may include, without limitation, statements regarding the Transaction and the proposed Plan of Arrangement and Arrangement Agreement, the ability of the parties to satisfy the conditions to closing of the Transaction, the mailing of the Circular in connection with the Meeting and anticipated timing thereof, the anticipated timing of the completion of the Transaction, operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, milestones, strategies, and outlook of wellteq, and includes statements about, among other things, future developments and the future operations, strengths, and strategies of wellteq. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements should not be read as guarantees of future performance or results.

www.wellteq.co

The forward-looking statements made in this news release are based on management’s assumptions and analysis and other factors that may be drawn upon by management to form conclusions and make forecasts or projections, including management’s experience and assessments of historical trends, current conditions and expected future developments. Although management believes that these assumptions, analyses, and assessments are reasonable at the time the statements contained in this news release are made, actual results may differ materially from those projected in any forward-looking statements. Examples of risks and factors that could cause actual results to materially differ from forward-looking statements may include: the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; early stage of the industry and product development; limited products; reliance on third parties; unfavourable publicity or consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; the impact of COVID-19; shifts in the demand for wellteq’s products and the size of the market; patent law reform; patent litigation and intellectual property; conflicts of interest; and general market and economic conditions. Closing of the acquisition of wellteq by AHI remains subject to a number of conditions, including, but not limited to, the final approval of the Transaction and the Plan of Arrangement by the Court.

The forward-looking information contained in this news release represents the expectations of wellteq as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. wellteq undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

The CSE has neither approved nor disapproved the contents of this news release.

www.wellteq.co

4